UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Boundless Bio, Inc.

(Name of Issuer)

     Common Stock, $0.0001 par value

(Title of Class of Securities)

    10170A100

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    April 2, 2024

(Date of Event which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 10170A100	13D	Page 2 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 10170A100	13D	Page 3 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 10170A100	13D	Page 4 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 10170A100	13D	Page 5 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 10170A100	13D	Page 6 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners IX Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 10170A100	13D	Page 7 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 10170A100	13D	Page 8 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 10170A100	13D	Page 9 of 25 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 10170A100	13D	Page 10 of 25 Pages

1	NAME OF REPORTING PERSONS Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 10170A100	13D	Page 11 of 25 Pages

1	NAME OF REPORTING PERSONS Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 10170A100	13D	Page 12 of 25 Pages

1	NAME OF REPORTING PERSONS Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 10170A100	13D	Page 13 of 25 Pages

1	NAME OF REPORTING PERSONS Kristina Burow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,875 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 5,875 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,970 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 10170A100	13D	Page 14 of 25 Pages

1	NAME OF REPORTING PERSONS Steven Gillis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,694,095 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,694,095 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,095 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 10170A100	13D	Page 15 of 25 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Boundless Bio, Inc. (the “Issuer”) having its principal executive office at 9880 Campus Point Drive, Suite 120, San Diego, CA 9212.

Item 2.	IDENTITY AND BACKGROUND.

(a)	ARCH Venture Fund IX, L.P. (“AVF IX”); ARCH Venture Partners IX, L.P. (“AVP IX GP”); ARCH Venture Partners IX, LLC (“AVP IX LLC”); ARCH Venture Fund IX Overage, L.P. (“AVF IX Overage”); ARCH Venture Partners IX Overage, L.P. (“AVP IX Overage GP”); ARCH Venture Fund X Overage, L.P. (“AVF X Overage”); ARCH Venture Partners X Overage, L.P. (“AVP X Overage GP”); ARCH Venture Partners X, LLC (“AVP X LLC” and collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”), and Steven Gillis (“Gillis”) and Kristina Burow (“Burow”), along with Nelsen and Crandell, collectively the “Investment Committee”; individually “Committee members”. The Reporting Entities, Managing Directors and the Investment Committee members collectively are referred to as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of AVP IX GP is to act as the general partner of AVF IX, the principal business of AVP IX Overage GP is to act as the general partner of AVF IX Overage, and the principal business of AVP X Overage GP is to act as the general partner of AVF X Overage. The principal business of AVP IX LLC is to act as the general partner of AVP IX GP and AVF IX Overage GP, and the principal business of AVP X LLC is to act as the general partner of AVF X Overage GP. The principal business of each of the Managing Directors is to act as managing directors of AVP IX LLC, and as managing directors or investment committee members of a number of affiliated partnerships with similar investment strategies. Investment Committee Members act as investment committee members of AVP X LLC, and as managing directors or investment committee members of a number of affiliated partnerships with similar investment strategies.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of AVF IX, AVP IX GP, AVF IX Overage, AVP IX Overage GP, AVF X Overage and AVP X Overage GP are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC and AVP X LLC are each a limited liability company organized under the laws of the State of Delaware. Each Managing Director and Committee Member is a US citizen.

CUSIP No. 10170A100	13D	Page 16 of 25 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On April 5, 2023, AVF IX purchased 164,835 shares of Series C Preferred Stock of the Issuer at a purchase price of $13.65 per share. The number of shares reflects a 19.5 to 1 reverse stock split effective immediately prior to the closing of the initial public offering of the Issuer. Each of the shares of Series C Preferred Stock converted into shares of Common Stock at the closing of the Issuer’s initial public offering.

On April 5, 2023, AVF IX Overage purchased 201,465 shares of Series C Preferred Stock of the Issuer at a purchase price of $13.65 per share. The number of shares reflects a 19.5 to 1 reverse stock split effective immediately prior to the closing of the initial public offering of the Issuer. Each of the shares of Series C Preferred Stock converted into shares of Common Stock at the closing of the Issuer’s initial public offering.

On April 5, 2023, AVF X Overage purchased 366,301 shares of Series C Preferred Stock of the Issuer at a purchase price of $13.65 per share. The number of shares reflects a 19.5 to 1 reverse stock split effective immediately prior to the closing of the initial public offering of the Issuer. Each of the shares of Series C Preferred Stock converted into shares of Common Stock at the closing of the Issuer’s initial public offering.

On April 2, 2024, AVF IX purchased 66,667 shares of Common Stock at purchase price of $16.00 from the underwriters in the Issuer’s public offering.

On April 2, 2024, AVF X Overage purchased 133,333 shares of Common Stock at purchase price of $16.00 from the underwriters in the Issuer’s public offering.

The working capital of AVF IX, AVF IX Overage and AVF X Overage were the source of the funds for the purchases.

No part of the purchase price paid by AVF IX, AVF IX Overage or AVF X Overage was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF IX:	$ 3,316,671.50
AVF IX Overage:	$ 2,749,999.70
AVF X Overage:	$ 7,133,327.90

Item 4.	Purpose of THE Transaction.

AVF IX, AVF IX Overage AVF X Overage each acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF IX, AVF IX Overage, AVF X Overage and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of suc issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 10170A100	13D	Page 17 of 25 Pages

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Amount beneficially owned:

AVF IX is the record owner of 683,759 shares of Common Stock (the “AVF IX Shares”) as of September 30, 2024. AVP IX GP, as the sole general partner of AVF IX, may be deemed to beneficially own the AVF IX Shares.

AVF IX Overage is the record owner of 828,570 shares of Common Stock (the “AVF IX Overage Shares”) as of September 30, 2024. AVP IX Overage GP, as the sole general partner of AVF IX Overage, may be deemed to beneficially own the AVF IX Overage shares, combined with AVF IX Shares (the “IX Record Shares”) as of September 30, 2024.

AVF X Overage is the record owner of 1,181,766 shares of Common Stock (the “AVF X Overage Shares”) as of September 30, 2024. AVP X Overage GP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Shares.

AVP IX LLC, as the sole general partner of AVP IX GP and AVP IX Overage GP, may be deemed to beneficially own the IX Record Shares. As managing directors of AVP IX LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the IX Record Shares.

AVP X LLC, as the sole general partner of AVP X Overage GP, may be deemed to beneficially own the X Overage Record Shares. As Investment Committee Members of AVP X LLC, each Committee Member may also be deemed to share the power to direct the disposition and vote of the X Overage Record Shares.

In addition, as of September 30, 2024, Burow is a holder of vested options to purchase 5,875 shares of Common Stock (the “Vested Option Shares”).

CUSIP No. 10170A100	13D	Page 18 of 25 Pages

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the Committee Members and direct and indirect general partners of AVF IX, AVF IX Overage and AVF X Overage may be deemed to share the power to direct AVF IX Record Shares, AVF Overage IX Record Shares and AVF Overage X Record Shares (collectively the “Record Shares”).

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person (other than Burow) is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 22,254,537 shares outstanding as of July 31, 2024 as reported on the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on August 12, 2024. For Burow, the Vested Option shares were included in number of shares of Common stock outstanding.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

AVF IX, AVF IX Overage and AVF X Overage are parties to that certain Amended and Restated Investors’ Rights Agreement, dated April 5, 2023, the “Investor Rights Agreement”). Effective as of the closing of the Issuer’s initial public offering, the covenants relating to delivery of financial statements and inspection rights set forth in Section 3 were terminated and rights of first offer were terminated. Pursuant to the Investor Rights Agreement, AVF IX, AVF IX Overage and AVF X Overage have certain registration rights with respect to its Common Stock. Specifically, the Issuer has granted demand, piggyback and Form S-3 registration rights, which will terminate upon the earlier of (i) with respect to each stockholder, such date on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act of 1933, as amended, (ii) the occurrence of a deemed liquidation event, as defined in the Issuer’s amended and restated certificate of incorporation, as currently in effect, and (iii) the fourth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 10170A100	13D	Page 19 of 25 Pages

AVF IX, AVF IX Overage, AVF X Overage and Burow have entered into lock-up agreements with the underwriters of the Issuer’s initial public offering on January 23, 2024 pursuant to which AVF IX, AVF IX Overage, AVF X Overage and Burow have generally agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days after March 27, 2024, except with the prior written consent of Goldman Sachs & Co, LLC, Leerink Partners LLC, Piper Sandler & Co. and Guggenheim Securities, LLC.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement of Joint Filing

Exhibit 2 - Agreement of Joint Filing

Exhibit 3- Amended and Restated Investors’ Rights Agreement, dated April 5, 2023, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-277696), as filed with the Securities and Exchange Commission on March 6, 2024).

Exhibit 4- Form of Lock-Up Agreement (incorporated by reference to Annex II to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s amended Registration Statement on Form S-1/A (File No. 333-277696) as filed with the Securities and Exchange Commission on March 21, 2024).

CUSIP No. 10170A100	13D	Page 20 of 25 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 29, 2024

ARCH VENTURE FUND IX, L.P.

By:        ARCH Venture Partners IX, L.P.

its General Partner

By:     ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:        ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                         *

       Keith Crandell

        Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:        ARCH Venture Partners IX Overage, L.P.

its General Partner

.

By:     ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

CUSIP No. 10170A100	13D	Page 21 of 25 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                         *

Keith Crandell

Managing Director

                          *

Keith Crandell

                          *

Clinton Bybee

                          *

Robert Nelsen

* By:       /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*       This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Vir Biotechnology, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 10, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 10170A100	13D	Page 22 of 25 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 29, 2024

ARCH VENTURE FUND X OVERAGE, L.P.

By:        ARCH Venture Partners X Overage, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:        ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                         *

       Robert Nelsen

        Managing Director

                          *

Kristina Burow

                          *

Keith Crandell

                          *

Steven Gillis

                          *

Robert Nelsen

* By:       /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*       This Schedule 13D was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Prime Medicine, Inc. by the Reporting Persons filed with the Securities Exchange Commission on October 19, 2022 and incorporated herein in its entirety by reference.

CUSIP No. 10170A100	13D	Page 23 of 25 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Boundless Bio, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    October 29, 2024

ARCH VENTURE FUND IX, L.P.

By:        ARCH Venture Partners IX, L.P.

its General Partner

By:     ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, L.P.

By:        ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX, LLC

By:                         *

       Keith Crandell

        Managing Director

ARCH VENTURE FUND IX OVERAGE, L.P.

By:        ARCH Venture Partners IX Overage, L.P.

its General Partner

By:     ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS IX OVERAGE, L.P.

By:       ARCH Venture Partners IX, LLC

its General Partner

By:                         *

Keith Crandell

Managing Director

CUSIP No. 10170A100	13D	Page 24 of 25 Pages

ARCH VENTURE PARTNERS IX, LLC

By:                         *

Keith Crandell

Managing Director

                          *

Keith Crandell

                          *

Clinton Bybee

                          *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*          This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Vir Biotechnology, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 10, 2019 and incorporated herein in its entirety by reference.

CUSIP No. 10170A100	13D	Page 25 of 25 Pages

Exhibit 2

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Boundless Bio, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: October 29, 2024

ARCH VENTURE FUND X OVERAGE, L.P.

By:        ARCH Venture Partners X Overage, L.P.

its General Partner

By:     ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:        ARCH Venture Partners X, LLC

its General Partner

By:                         *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                         *

       Robert Nelsen

        Managing Director

                          *

Keith Crandell

                          *

Robert Nelsen

                          *

Kristina Burow

                          *

Steven Gillis

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*          This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Powers of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Prime Medicine, Inc. by the Reporting Persons filed with the Securities Exchange Commission on October 19, 2022 and incorporated herein in its entirety by reference.